UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

 COLOMBIA

(Jurisdiction of incorporation or organization)

 Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

	By:	/s/ Alberto Vargas Peñalosa
	Name:	Alberto Vargas Peñalosa
	Title:	Acting Chief Financial Officer

Date: May 20, 2014

RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the three-month periods ended March 31, 2014 and 2013 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 25, 2014 (which we refer to as the “Form 20-F”) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our unaudited unconsolidated interim financial statements as of March 31, 2014 and December 31, 2013 and for the three-month periods ended March 31, 2014 and 2013, as filed with the SEC on Form 6-K on May 20, 2014 (which we refer to as the “unaudited unconsolidated interim financial statements”). We hereby designate this report on Form 6-K as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Our unaudited unconsolidated interim financial statements have been prepared in accordance with Colombian Government Entity generally accepted accounting principles, or Colombian Government Entity GAAP, which differs in certain material respects from U.S. GAAP. See Note 35 to our consolidated financial statements included in our Form 20-F for a description of the principal differences between Colombian Government Entity GAAP and U.S. GAAP as applied to our annual audited consolidated financial statements.

Overview

Ecopetrol’s financial results for the first quarter of 2014 reflect difficult operating conditions resulting from attacks on our infrastructure, blockades by communities and delays in some exploration and production projects. Ecopetrol’ s net income for the three-month period ended March 31, 2014 was COP 3.2 trillion. Average production (Ecopetrol, including interests in affiliates and subsidiaries) was 765.7 mboed, which reflects a decrease of 3.2% compared to the first quarter of 2013.

In recent years, the international price of crude oil has been fluctuating within a wide lateral range while volatility reduced. In line with this trend, the 2014 year-to-date price has not been the exception, though it has shown remarkable price stability. On March 3, 2014, the ICE Brent crude price reached a high of USD 111.20 per barrel in response to two main geopolitical factors: first, the possibility that Russia would halt supply of gas and crude oil to Europe through Ukraine, and second, the blocks of terminals, fields and pipelines in Libya. Recently, the Brent crude price fell to its lowest level for the year of USD 104.79 per barrel, after Libya’s negotiations with rebels to unblock some terminals renewed hopes of an increase in crude production and exports. However, issues involving compliance with the terms of the applicable agreement have delayed deliveries of crude while rebels continue blocking the biggest terminals, Ras Lanuf and Es Sider, and some production fields.

In regards to the performance of the global economy, since the fourth quarter of 2013 some of the more developed countries have begun to show strength in the pace of their economic recovery. However, because of a severe winter, the growth of the United States’ economy in the first quarter of 2014 came in below expectations, although April 2014’s reported data on the labor market together with industry indicators and the consumer/business confidence index all point to the firm recovery of the US economy. On the other hand, China, the world’s second largest oil consumer, has shown weak macroeconomic data and a deceleration in its growth path. Nonetheless, Chinese crude imports were notably stronger in the first two months of 2014 led by commercial inventory build-up, strategic petroleum reserve increases and more crude processed by some teapot refineries.

In the midst of an international environment characterized by stable global demand and a slight drop in the prices of commodities, Colombia’s economic growth beat expectations in the fourth quarter of 2013, with gross domestic product (“GDP”) growing at a rate of 4.9% as a surge in public spending on infrastructure boosted demand. Current information suggests economic activity accelerated in the first quarter of 2014, with leading indicators suggesting that the Colombian GDP growth rate would remain above 5%. An important boost in domestic demand, driven by the acceleration of investment and domestic consumption also support that rate of growth. In terms of prices, in both the fourth quarter of 2013 and the first quarter of 2014 the annualized inflation rate was near the lower bound of the Colombian Central Bank’s target range (2% - 4%) as a result of moderate variations in the prices of food products as well as regulated and tradable goods. However, market consensus suggests that the factors leading to these low readings will gradually dissipate so that the inflation rate should approach the midpoint of the Colombian Central Bank’s target by the fourth quarter of 2014.

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 Results of operations for the three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2013.

The following table sets forth components of our unaudited unconsolidated income statement for the three-month periods ended March 31, 2014 and 2013.

	For the three-month period ended March 31,		2014/2013 % change
	2014	2013
	(unconsolidated, unaudited) (Pesos in millions)
Revenues
Total Revenue	15,741,691	14,771,813	6.6%

Cost of Sales	9,946,005	8,512,198	16.8%
Gross Margin	5,795,686	6,259,615	(7.4)%

Operating Expenses	1,243,059	1,114,332	11.6%
Operating Income	4,552,627	5,145,283	(11.5)%

Non-operating income (expenses)	370,950	151,204	145.3%
Income before income tax	4,923,577	5,296,487	(7.0)%

Income tax:	1,697,749	1,800,806	(5.7)%

Net Income	3,225,828	3,495,681	(7.7)%

Total Revenues

In the three-month period ended March 31, 2014, total revenues increased by 6.6% as compared to the same period in 2013, mainly due to (i) the positive impact of the 11.9% devaluation of the Colombian Peso as shown by the average accumulated COP/USD exchange rate of 2,004.1 as of March 2014 compared to 1,791.4 as of March 2013 and (ii) an increase of 48.4 mboed in the sales volume of refined products. See also “Item 5. Operating and Financial Review and Prospects” in our Form 20-F.

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 The following table sets forth our foreign and local sales of crude oil, natural gas and refined products for the three-month periods ended March 31, 2014 and 2013.

	For the three-month period ended March 31,		2014/2013 % Change
	2014	2013
Crude oil:
Local sales (mbod)	56.2	22.9	145.6%
Foreign sales (mbod)	486.7	508.8	(4.3)%
Average price per local barrel (USD/bl)	83.39	65.95	26.4%
Average price per export barrel (USD/bl)	95.70	109.11	(12.3)%

Natural gas:
Local sales (mboed)	80.4	59.9	34.1%
Foreign sales (mboed))	25.2	24.8	1.5%
Average local price (USD/bl)	22.12	25.76	(14.1)%
Average export price (USD/bl)	31.82	33.69	(5.6)%

Refined products (including petrochemicals and industrial products):
Product local sales (mboed)	224.6	209.6	7.1%
Foreign sales (mboed)	60.7	59.3	2.3%
Average local price per barrel (USD/bl)	113.74	120.10	(5.3)%
Average export price per barrel (USD/bl)	87.92	94.00	(6.5)%

Production segment sales

Crude oil

Local sales. In the three-month period ended March 31, 2014 as compared to the same period in 2013, local sales of crude oil increased by 145.6%, representing an increase of 33.3 mbod in volumes sold, mainly resulting from increased sales to our subsidiaries Hocol Petroleum Ltd. (“Hocol”) and Equión Energía Limited (“Equión”), making use of our transportation synergies.

Foreign sales. In the three-month period ended March 31, 2014 as compared to the same period in 2013, our foreign sales of crude oil, which include Export and Free Trade Zone sales (primarily to our consolidated subsidiary Refinería de Cartagena S.A. (“Reficar”)), decreased by 4.3% mainly as a result of decreased Free Trade Zone sales to Reficar due to the scheduled shutdown of Reficar’s crude unit and oil refinery’s last operating unit starting on March 3, 2014. This decrease was partially offset by the fact that the decrease in crude oil sales to Reficar led to an increase in the availability of crude oil for export purposes, resulting in a 3.7% increase in export crude volumes sold.

Natural gas

Local sales. In the three-month period ended March 31, 2014, as compared to the same period in 2013, local sales of natural gas increased by 34.1%, primarily due to (i) an increased availability of natural gas royalties driven by the change in collection of royalty payments to the Agencia Nacional de Hidrocarburos (“ANH”) in accordance with Resolution No. 877 of September 25, 2013 which establishes cash royalty payments to the ANH due to the development of natural gas fields in lieu of in-kind royalty payments, (ii) increased demand from the thermal generation sector and (iii) increased sales to the industrial sector.

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Foreign sales. In the three-month period ended March 31, 2014 as compared to the same period in 2013, foreign sales of natural gas, which include Export and Free Trade Zone sales, increased 1.5%, due primarily to an increase of 2.2 mboed in the volume of Free Trade Zone sales, which in turn resulted from an increase in thermoelectric demand located in the Free Trade Zone. This increase was partially offset by a decrease of 8.3% in export volume sales, which in turn was primarily the result of greater thermal local supply and less availability of natural gas from our Gibraltar and Guajira fields.

Cost and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the three-month periods ended March 31, 2014 and 2013.

	For the three-month period ended March 31,		2014/2013 % change
	2014	2013
	(unconsolidated, unaudited) (Pesos in millions)
Variable cost of sales	8,060,169	6,781,206	18.9%
Fixed cost of sales	1,885,836	1,730,992	8.9%

Total Cost of sales	9,946,005	8,512,198	16.8%

Operating expenses	1,243,059	1,114,332	11.6%

Operating income	4,552,627	5,145,283	(11.5)%

Cost of sales

Our total cost of sales is comprised of fixed cost of sales and variable cost of sales.

Our fixed cost of sales includes, among others, contracted services, labor costs, maintenance, taxes and depreciation.  Our fixed cost of sales increased by 8.9% in the three-month period ended March 31, 2014 as compared to the same period in 2013, primarily as a result of the reasons described below.

Our variable cost of sales includes, among others, purchases of hydrocarbons from the ANH, purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sales increased by 18.9% in the three-month period ended March 31, 2014 as compared to the same period in 2013 primarily as a result of the reasons described below. Variable costs represented 81% of our total cost of sales in the three-month period March 31, 2014 compared to 80% of our total cost of sales in the same period in 2013.

Our total cost of sales increased by 16.8% in the three-month period ended March 31, 2014 as compared to the same period in 2013, as a result of the following factors:

•	The increase in our fixed cost of sales is mainly due to:

o	An increase of COP 77,073 million in our contracted services, particularly in the areas of information technology professional services, contracts relating to our pipeline infrastructure integrity plan, higher surveillance costs and other services.

o	An increase of COP 70,955 million due to ongoing well and pipeline maintenance, including costs incurred after attacks on infrastructure.

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o	An increase of COP 42,552 million in our labor costs, which increased primarily as a result of a 3.66% increase in wages as of July 2013, personnel growth and employee retention policies.

o	An increase of COP 32,203 million in partnership contracted services.

•	The increase in our variable cost of sales was mainly due to:

o	An increase of COP 674,386 million in hydrocarbon transportation services primarily due to:

▪	(i) higher transport payments to Oleoducto Central S.A. (“Ocensa”) and Oleoducto de Colombia (“ODC”), the respective owners of the Ocensa and ODC pipelines, due to the new profit center model with fees regulated by the Ministry of Mines and Energy applicable to the Ocensa and ODC pipelines since February 1, 2013 (prior to that time these pipelines had a cost center model by which the transport rate charged only covered operating and maintenance costs);

▪	(ii) the transfer of our transport assets to and the commencement of operations of Cenit Transporte y Logística de Hidrocaburos S.A.S. (“Cenit”) on April 1, 2013, which consequently led to higher transportation costs since Cenit began charging us for transportation services in oil and multipurpose pipelines;

▪	(iii) the payment of transportation fees to our subsidiary Oleoducto Bicentenario de Colombia S.A.S. (“Bicentenario”) for the transportation of hydrocarbons through the Bicentenario pipeline which began limited operations in late 2013; and

▪	(iv) greater use of tanker trucks to transport diluent and crude oil.

o	An increase to COP 33,093 million in our use of inventories of crude oil and products due to higher volumes sold.

o	An increase of COP 112,938 million in amortization and depletion of fields driven by an increase in investments.

The increase in our total cost of sales was partially offset by:

•	A decrease of COP 390,189 million in hydrocarbon purchases primarily reflecting: (i) a decrease in crude oil royalty purchases driven by lower production in Colombia; (ii) a decrease in natural gas royalty purchases in accordance with Resolution No. 877 of September 25, 2013 which establishes cash royalty payments to the ANH due to the development of natural gas fields in lieu of in-kind royalty payments; (iii) a decrease in crude oil purchases from third parties due to lower transport capacity in Colombia’s southern region and operational problems in crude oil fields operated by third parties; and (iv) a decrease in natural gas purchases from third parties due to less availability of natural gas from the Payoa field and a higher volume of natural gas owned by us and available for sale.

•	The effect of lower average purchase prices which were USD 6.40/barrel lower in the first quarter of 2014 as compared to the same period in 2013, in line with the behavior of international benchmark prices.

Operating expenses

In the three-month period ended March 31, 2014 as compared to the same period in 2013, our operating expenses increased by 11.6%, as a result of the net effect of:

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•	An increase of 14.5%, or COP 138,806 million, in our operation and project expenses mainly due to (i) an increase in exploratory expenses of COP 176,093 million, primarily because of feasibility and seismic studies performed, and (ii) an increase in general expenses of COP 55,815 million. This increase was partially offset by recoveries of our net operating provisions of COP 31,877 million.

•	A decrease of 6.5%, or COP 10,079 million, in our administrative expenses mainly due to a decrease in the amortization of intangible assets of COP 9,845 million.

Non-operating income (expenses)

The following table sets forth our non-operating income (expenses) for the three-month periods ended March 31, 2014 and 2013.

	At March 31,
	2014	2013
Non-operating income (expenses):	(Pesos in millions) (unconsolidated, unaudited)
Financial income (expense), net	(129,987)	142,396
Pension expenses	(143,311)	(163,843)
Other income (expenses), net	19,637	18,973
Results of subsidiaries, net	624,611	153,678

Financial income (expense), net. Financial income (expense), net, includes foreign exchange gains and losses, valuation of investments, dividends received, interest paid, securities issuance expenses and profit from sale of investments. Financial income (expense), net, decreased by COP 272,383 million in the three-month period ended March 31, 2014, as compared to the same period in 2013, mainly due to a net exchange loss, which in turn resulted from the devaluation of the Colombian peso against the U.S. dollar in such period such that the accumulated exchange rate variation in the first quarter of 2014 stood at 2%. This devaluation negatively impacted us because it led to an increase in the mark-to-market valuation of our U.S. dollar denominated liabilities and net balance in U.S. dollars. The increase in our financial expense was also due to an increase in our interest expense of COP 62,628 million, resulting from higher levels of indebtedness.

Pension expenses. Pension expenses decreased by 12.5% in the three-month period ended March 31, 2014, as compared to the same period in 2013, mainly as a result of lower expenditures on our retirees’ health and education services.

Other income (expenses), net. Other income includes Build, Operate, Maintain and Transfer (BOMT) income, recovery of provisions, other revenues and other recoveries. Other expenses include BOMT expenses, legal expenses and other provisions and taxes unrelated to income. Our other income, net increased to COP 19,637 million in the three-month period ended March 31, 2014, mainly due to an increase in deferred BOMT income.

Results of Subsidiaries, net. Results of subsidiaries, net increased by COP 470,933 million in the three-month period ended March 31, 2014, as compared to the same period in 2013, mainly as a result of (i) an increase in the revenues of Ocensa and ODC generated by the fees regulated by the Ministry of Mines and Energy (as further explained above), (ii) the commencement of Cenit’s operations in the second quarter of 2013, (iii) an increase in production and volumes sold by Hocol and Equión and (iv) a decrease in recorded losses by our downstream subsidiaries, such as Polipropileno del Caribe S.A. (“Propilco”) and Bioenergy S.A (“Bioenergy”).

Income before income tax

Income before income taxes decreased by 7.0% in the three-month period ended March 31, 2014, as compared to the same period in 2013, as a result of the facts mentioned above.

Income tax

Income tax decreased by 5.7% in the three-month period ended March 31, 2014, as compared to the same period in 2013, as a result of lower income before income tax. For the first quarter of year 2014, the effective rate was 34.5%.

6

Net Income

As a result of the foregoing, net income decreased by 7.7% in the three-month period ended March 31, 2014 compared to the same period in 2013.

Results of operations for the three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2013 of Ecopetrol’s main subsidiaries.

Refinería de Cartagena S.A. In the three-month period ended March 31, 2014, Reficar recorded a net loss of COP 58 billion, as compared to net loss of COP 118 billion in the same period of 2013.  This decrease in net loss was primarily attributable to a better gross profit margin due to a decrease in cost of sales and an increase in recoveries of inventory provisions.

Reficar’s local sales volume of refined products in the three-month period ended March 31, 2014 decreased by 28.9% as compared to the same period of 2013. Reficar’s foreign sales volume of refined products decreased by 24.6% as compared to the same period of 2013. Both the local and foreign sales results were primarily driven by lower production and lower volumes available to be sold as a result of the craking, visco and crude oil refining unit shutdowns in line with Reficar’s expansion and modernization project. We currently expect to complete the modernization process and resume operations during the first half of 2015.

Reficar’s cost of sales in the three-month period ended March 31, 2014 decreased by 42.2% as compared to the same period of 2013, in line with the decrease in production resulting from the craking, visco and crude oil refining unit shutdowns.

As of March 31, 2014, Reficar’s expansion and modernization project was 88.9% complete. The progress of each of the work streams of the project is detailed below:

Work Stream	Percentage Complete

Detail Engineering	100.0%
Procurement	99.9%
Module Construction	100.0%
Construction (began October 2011)	76.1%
Total EPC	92.1%
Total project	88.9%

Cenit Transporte y Logística de Hidrocaburos S.A.S. In June 2012, we incorporated Cenit as a wholly-owned subsidiary specializing in logistics and transportation of hydrocarbons within Colombia. With the incorporation of Cenit, we aimed to enhance the strategic and logistical framework of Colombia’s oil industry in response to the increase in hydrocarbon production and higher sales of crudes and refined products, both within Colombia and in the international markets. Cenit is expected to operate with an open model in which all interested parties will have the opportunity to access Cenit's transportation infrastructure.  In October 2012, we transferred our direct interests in Ocensa, ODC, Bicentenario, Oleoducto de los Llanos Orientales S.A. and Sociedad Colombiana de Servicios Portuarios S.A. to Cenit. In April 2013 we completed the transfer of our hydrocarbon transport and logistics assets to Cenit for a total amount in 2013 of COP 12.1 trillion (fixed assets plus valuation).  Cenit currently transports not only our production of crude oil and refined products but also third party production of crude oil and refined products.

In the three-month period ended March 31, 2014, Cenit recorded net income of COP 593 billion driven mainly by the positive results of its subsidiaries, particularly Ocensa.

Cenit’s total revenues in the three-month period ended March 31, 2014 were COP 746 billion, of which 50.3% represented revenues from transporting our volumes of crude oil and refined products and 49.7% represented revenues from transporting third party volumes and other services.

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Cenit’s cost of sales in the three-month period ended March 31, 2014 totaled COP 456 billion.  The main driver behind Cenit’s cost of sales is the operation and maintenance contract it has with us.

On April 30, 2014, Cenit’s subsidiary, Ocensa, issued U.S.$500 million of 4.00% notes due 2021 in the international capital markets.

Consolidated Results of Operations

Under Colombian Government Entity GAAP, we have no obligation to prepare consolidated interim financial statements and are only required to consolidate our year-end financial statements.  As a result, we present the following information for illustrative purposes.

As a result of acquisitions we have made since 2008 (including our acquisitions of controlling interests in Propilco, Ocensa, Hocol, Reficar, Equión and Offshore International Group Inc.), our unconsolidated results of operations and our consolidated results of operations have begun to show differences. In particular, on an unconsolidated basis, we record sales of crude oil and gas to Reficar, Hocol and Equión but we do not record sales of products from these companies. Sales of crude oil to Reficar account for substantially all of our unconsolidated Free Trade Zone crude oil sales and sales of crude oil to Hocol and Equión account for substantially all of our unconsolidated local crude oil sales. However, on a consolidated basis, sales of crude oil and gas to Reficar, Hocol and Equión are eliminated through consolidation and thus are not recorded as revenues, while sales of products from these companies to unrelated third parties are recorded as revenues. Additionally, on an unconsolidated basis, we record interest income on intercompany loans and this interest income is eliminated through consolidation.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the three-month period ended March 31, 2014 were cash generated from operations and cash and cash equivalents, together amounting to COP 20.6 trillion. Our principal uses of liquidity in the three-month period ended March 31, 2014 included cash used in operations amounting to COP 11.4 trillion, capital expenditures and dividend payments.

For 2014, on a consolidated basis, our major cash needs include planned capital expenditures amounting to approximately USD 10.6 billion of which approximately 17% corresponds to exploration activities, 48% corresponds to production activities and the remainder to other activities.

Use of Funds

Capital Expenditures

We plan to meet our budgeted capital expenditures for the next two to three years mainly through existing cash on hand and cash from operating activities. We also expect to access local and international financial markets to fund part of our capital expenditures.

Cash from operating activities

Net cash provided by operating activities on an unconsolidated basis increased by 15.4% in the three-month period ended March 31, 2014, as compared to the same period in 2013, mainly due to the net effect of:

•	An increase of COP 0.8 trillion attributed to a higher turnover in account receivables.

•	A decrease of COP 0.3 trillion in our net income, mainly due to the 16.8% increase in cost of sales. As noted above, this increase in cost of sales is primarily the result of the higher hydrocarbon transportation fees, ongoing well and pipeline maintenance and higher costs of our contracted services.

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 Cash used in investing activities

In the three month period ended March 31, 2014, net cash used in investing activities on an unconsolidated basis increased to COP 1.4 trillion as compared to COP 0.5 trillion in the same period in 2013. This increase is primarily the result of a net growth in investments of COP 1.0 trillion resulting from the contributions we made to our subsidiaries Andean Chemicals Ltd. and Reficar.

Cash used in financing activities

Net cash used in financing activities on an unconsolidated basis decreased by COP 2.7 trillion in the three-month period ended March 31, 2014, as compared to the same period in 2013, primarily due to a decrease of COP 2.6 trillion in dividend payments.

Dividends

On March 26, 2014, our shareholders at the ordinary general shareholders’ meeting approved dividends for the fiscal year ended December 31, 2013 amounting to COP 10,690,341 million, divided into an ordinary dividend of COP 227 per share and an extraordinary dividend of COP 33 per share. Dividends declared were paid in a lump sum to minority shareholders in April 2014. Dividends declared will be paid to the Nation according to the payment schedule set forth below:

Month and Year of Payment	Total Dividend (in COP millions)

July 2014	1,000,000
August 2014	1,690,000
September 2014	1,690,000
October 2014	1,690,000
November 2014	1,690,000
December 2014 or January 2015	570,000
December 2014 or January 2015	570,000
December 2014 or January 2015	560,045

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Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

•	drilling and exploration activities;

•	future production rates;

•	import and export activities;

•	liquidity, cash flow and uses of cash flow;

•	projected capital expenditures;

•	dates by which certain areas will be developed or will come on-stream; and

•	allocation of capital expenditures to exploration and production activities.

Actual results are subject to certain factors out of our control and may differ materially from the anticipated results. These factors may include the following:

•	changes in international crude oil and natural gas prices;

•	competition;

•	limitations on our access to sources of financing;

•	significant political, economic and social developments in Colombia and other countries where we do business;

•	military operations, terrorist acts, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

•	natural disasters;

•	technical difficulties; and

•	other factors discussed in the Form 20-F under “Risk Factors.”

Most of these statements are subject to risks and uncertainties that are difficult to predict. Therefore, our actual results could differ materially from projected results. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.